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July 25, 2013

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 9, 2013

File No. 000-32629

Dear Mr. Reynolds:

Our client, Pacific Gold Corp., a Nevada corporation (the “Company”), has forwarded to me your letter to the Company of July 17, 2013, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is cvandemark@golenbock.com, and my telephone number is 212-907-7366.

Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000, page 6

1.

Your response to prior comment seven from our letter dated June 27, 2013 indicates that several note agreements were not filed presumably because they were the same as or substantially similar to notes previously filed.  Please file executed versions of each note or explain to us how you have complied with Instruction 2 to Item 601 of Regulation S-K.

Response:  On July 25, 2013, the Company filed an amended Form 10-K for the fiscal year ended December 31, 2012 (the “Amended 10-K”). Attached to the Amended 10-K as Exhibits 4.4 (Al Landau), 4.5 (Asher Enterprises), 4.7 (Magana Group), 4.8 (Richard Jagodnik), and 4.10 (Asher Enterprises) were executed versions of each note in question.

Securities and Exchange Commission

July 25, 2013

Security Ownership of Certain Beneficial Owners and Management, page 24

2.

We note your response to prior comment eight and the revised table of beneficial ownership.  Please explain the reference “which amount is without regard to Rule 13d-3” in footnote two to your table  Please clarify whether these notes are convertible within 60 days.  If so, please include in the beneficial ownership table.  If not, please add disclosure as to when such notes are convertible.

Response:  The convertible promissory notes referred to in footnote 2 to the beneficial ownership table are convertible within 60 days. The Preliminary Proxy Statement has been revised accordingly.

Executive Compensation, page 25

3.

We partially reissue prior comment ten from our letter dated June 27, 2013.  Please amend your Form 10-K for the fiscal year ended December 31, 2012 to reflect the revised disclosure in your proxy.  See Rule 12(b)-15 of the Exchange Act.

Response:  The Company has filed an amendment to its Form 10-K for the fiscal year ended December 31, 2012 reflecting the revised executive compensation disclosure in its proxy statement.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carl Van Demark
Carl Van Demark